Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-107694 of Wisconsin Gas Company on Form S-3 of our report dated March 29, 2004, relating to the financial statements of Wisconsin Gas Company as of and for the years ended December 31, 2003 and 2002 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the adoption of a new accounting principle, (ii) the restatement of the 2002 financial statements and (iii) the application of procedures relating to certain disclosures related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures), appearing in this Annual Report on Form 10-K of Wisconsin Gas Company for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Milwaukee, Wisconsin
March 29, 2004